Exhibit 1A-15

REIT MANAGEMENT AGREEMENT

Dated: June 15, 2023

THIS REIT MANAGEMENT AGREEMENT (hereinafter referred to as the “Agreement”) is entered into as of the 15th day of June 2023, by and between LM CAPITAL REAL ESTATE INVESTMENT TRUST, LLC, a Delaware Limited Liability Company doing business in the State of California (hereinafter referred to as the “Company”), and Mr. MICHAEL AMINPOUR, an individual (the “Managing Member”).

WHEREAS, the Company intends to qualify as a real estate investment trust (“REIT”), as defined in the Internal Revenue Code of1986, as amended (the “Code”), and to make investments of the type permitted to be made by qualified REITs under the Code; and

WHEREAS, the Managing Member is retained and hired by the REIT for the purpose of advising the Company as to its business of acquiring, developing (when applicable) and managing small commercial real estate properties, as well as providing certain management and administrative services in connection with the Company’s business affairs and the administration, operation and disposition of its assets; and

WHEREAS, in connection with the Managing Member’s management, administration and operation, the Company desires to make use of the advice and assistance of the Managing Member and the sources of information and certain facilities available to the Managing Member, and to have the Managing Member undertake the duties and responsibilities hereinafter set forth; and

WHEREAS, the Managing Member has agreed to render such services on the terms and conditions set forth in this Agreement dated June 15, 2023, by and between the Managing Member and the Company’s Board of Directors; and

NOW, THEREFORE, in consideration of the foregoing, and the promises and mutual covenants and agreements hereinafter set forth, the parties agree as follows:

ARTICLE I
DUTIES OF THE MANAGING MEMBER

The Managing Member shall use his best efforts to present to the Company a continuing and suitable business plan of operations consistent with the business policies and objectives of the Company, and to perform the following duties:

1.1	Small Commercial Real Estate Investments. The Managing Member shall serve as the Company’s Chief Investment Officer in connection with its primary business of purchasing, developing (when applicable), leasing, and selling small commercial real estate assets; as well as the temporary investments in furtherance of the Company’s investment guidelines and policies, and recommend changes in the Company’s investment guidelines and policies, when appropriate.

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1.2	Investment and General Management. The Managing Member shall administer the day-to-day operations of the Company, investigate and evaluate potential tenants for the lease of the Company’s commercial real estate assets; explore business opportunities available to the Company that are consistent with the Company’s objectives; investigate, select, and conduct relations with prospective real estate agents (buying, selling and leasing agents); and evaluate, negotiate and maintain relationships on the Company’s behalf with banks, commercial lenders, accountants, mortgage loan originators, brokers, participants, attorneys, appraisers, insurers, and persons acting in any other capacity relevant to the activities of the Company; and, as necessary, negotiate contracts with, retain, and supervise services performed by such parties in connection with the Company’s business.

1.3	Financial Administration. The Managing Member shall administer such day-to-day bookkeeping and accounting functions as are required for the proper management of the assets of the Company and prepare or cause to be prepared such reports as may be required by any governmental authority. The Managing Member shall maintain the books of account and records relating to services performed for the Company accessible for inspection by the Company, or any of its Shareholders, at any time during ordinary business hours.

1.4	Lawyers and Accountants. The Managing Member shall obtain for the Company, when appropriate, the services of legal and accounting firms to perform customary legal and accounting services for the Company, and the Manager shall supervise or monitor the activities of such professionals on behalf of the Company as would be performed by a prudent business owner.

1.5	Agent. The Managing Member shall act as agent of the Company in acquiring. leasing, selling, financing, insuring, and/or managing any of the Company’s assets. The Managing Member shall also investigate, select, and conduct relations on behalf of the Company with individuals, corporations, and entities in furtherance of the business activities of the Company.

1.6	Exchanges & Dealers. The Managing Member shall conduct relations on behalf of the Company with securities exchanges and/or with dealers making markets in the Company’s securities.

1.7	Investment of Cash. The Managing Member shall invest and reinvest any monies of the Company, and manage the Company’s short-term investments, including the acquisition and sale of money market instruments, provided such instruments are consistent with the Company’s policies and are only those instruments in which a real estate investment trust is permitted to invest under the Code from time to time.

1.8	Bank Accounts. The Managing Member may establish one or more bank accounts in the name of the Company, and may deposit into and disburse from such accounts, any monies on behalf of the Company, provided that no funds in any such account shall be commingled with funds of the Managing Member, and the Managing Member shall render appropriate accountings of all payments and deposits to the accountants and/or auditors of the Company.

1.9	Offices and Personnel. The Managing Member shall manage all office space, equipment, personnel, accounting and auditing facilities, and other facilities as required for the performance of the foregoing services and operation of the Company’s business.

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1.10	Information to be Distributed to the Company’s Board of Directors. The Managing Member shall at all times keep the Board of Directors of the Company fully informed with regard to the investment policy of the Company, the capitalization policy of the Company, and generally the Company’s then current intentions as to the future of the Company. In particular, the Managing Member shall notify the Company’s Board of Directors members by email promptly of the Managing Member’s intention to sell or otherwise dispose of any of the Company’s investments, or to make any new investment. The Managing Member shall furnish the members of the Company’s Board of Directors a certified copy of all financial statements, a signed copy of each report prepared by independent certified public accountants, and such other information with regard to the Managing Member’s affairs as the Company’s Board of Directors may from time to time reasonably request.

ARTICLE II
QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST

2.1 REIT Qualification. Notwithstanding any provision in this Agreement to the contrary, the Managing Member shall refrain from any action which, in the Managing Member’s sole judgment made in good faith, would (1) adversely affect the status of the Company as a REIT, as defined in the Code, or (2) violate any law, rule, regulation, or statement of policy of any governmental body or agency having jurisdiction over the Company or over its securities, or (3) otherwise not be permitted by the Articles of Formation or Operating Agreement of the Company.

2.2 Preservation of REIT Status. In the event that the terms of this Agreement at any time shall, in the opinion of counsel for the Company, threaten to impair the status of the Company as a REIT in a manner adverse to the interests of the shareholders of the Company or be required pursuant to any state “blue sky” laws, the Company shall propose such amendment to substitute arrangements for this Agreement, with prospective or retroactive effect, as may in its opinion be appropriate or advisable to protect and preserve the status of the Company as a REIT. If the parties cannot agree upon the proposed amendments of this Agreement within thirty (30) days after such proposals are made, this Agreement shall be terminated as of such time as counsel for the Company shall recommend for the protection of the status of the Company as a REIT and for the protection of the rights of the Company and its shareholders.

ARTICLE III
FIDELITY BOND AND LIMITATION OF LIABILITIES

3.1 Fidelity Bond. The Managing Member shall maintain a fidelity bond with a responsible surety company, covering the Managing Member, and any officers, employees and agents of the Company as duly appointed by the Managing Member, handling funds and records of the Company. Such bond shall inure to the benefit of the Company in respect of losses of such property from acts of such persons through theft, embezzlement, fraud, error, or otherwise.

3.2 Limitations of Liability of the Managing Member. The Managing Member will not be liable to the Company, its shareholders, or others, except by reason of acts constituting bad faith, misconduct, or gross negligence. The Company shall reimburse, indemnify, and hold the Managing Member harmless for and from any and all expenses, losses, damages, liabilities, demands, charges, and claims of any nature whatsoever in respect to or arising from any acts or omissions of the Managing Member undertaken in good faith and pursuant to the authority granted to the Managing Member by this Agreement. The Managing Member may consult with legal counsel, independent public accountants, or other professional advisors and shall not be liable for any action taken or omitted in good faith by the Manager in accordance with the advice of such counsel, accountants, or advisors, provided such action is not the result of misconduct or negligence.

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ARTICLE IV
COMPENSATION

4.1 Compensation. The Managing Member shall be paid and compensated for the Managing Member’s services hereunder as follows:

•	Equal to 1% of the assets under management (paid at a rate of .25% each quarter).
o	Further Defined: The Managing Member’s compensation calculation for fiscal year 2023 and 2024 shall be based on “Assets Under Management,” which the Company defines as “the amount of paid in cash capital by investors / shareholders.” If the Assets Under Management of the Company were $100 Million Dollars at the end of either fiscal year quarter, The Managing Member would receive a cash payment from the Company in the amount of $250,000 (which is ¼ of 1%) for that quarter. Starting with the first fiscal year quarter of 2025, the Managing Member’s compensation calculation shall be based on “Market Capitalization,” which the company defines as “the value of the Company’s Common Shares that are traded on any, and all, stock market(s), calculated by multiplying the total number of Common Shares issued on any, and all, stock market(s) by the average Common Shares sales price over all days in that fiscal year’s quarter.” For example, if the Company has 1,000,000 Common Shares issued on any, and all, stock market(s) (including the OTC Market), and the daily average price for that particular fiscal year quarter was $100 per Common Share, The Managing Member’s quarterly compensation would be 1,000,000 X $100 = $100,000,000 X 0.25% = $250,000.

•	Additional Services: If the Company shall request the Managing Member to render services to the Company other than those required to be rendered by the Managing Member hereunder, such additional services, if performed, shall be compensated separately on terms to be agreed upon from time to time between the Managing Member and the Company, which terms shall not exceed either (1) the terms under which the Managing Member is then performing similar services for others, or (2) the terms under which qualified unaffiliated persons are then performing such services for comparable organizations.

ARTICLE V
EXPENSES OF THE COMPANY

5.1 Expenses of the Company Authorized for the Managing Member. The Company shall pay all its expenses, without limiting the generality of the foregoing, it is specifically agreed that the following expenses of the Company shall be paid by the Company, and are not paid by the Managing Member:

a)	the cost of borrowed money, including the repayment of funds borrowed by the Company (if any), interest thereon and all other costs, fees and expenses in connection with such borrowings;
b)	taxes on income and taxes and assessments on real property, if any, and all other taxes applicable to the Company and its investments;

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c)	employment expenses of the personnel or independent contractors employed by the Company (including the members of the Company’s Board of Directors), including, but not limited to, salaries, wages, payroll taxes, fees and the cost of employee benefit plans;
d)	rent, telephone, utilities, office furniture, equipment and machinery (including computers, to the extent utilized), and other office expenses of the Company;
e)	miscellaneous administrative expenses incurred in supervising and monitoring the leases, the real estate assets, and other investments of the Company, or relating to their performance;
f)	routine accounting fees and expenses;
g)	routine expenses directly connected with the acquisition, disposition, ownership and management of real estate interests or other property.
h)	travel and other expenses of directors of the Company;
i)	legal, auditing, underwriting, brokerage, listing, reporting, registration, and other fees, and printing, engraving, and other expenses and taxes incurred in connection with the issuance, distribution, transfer, trading, registration, and stock exchange listing of the Company’s securities;
j)	fees and expenses paid to members of the Company’s Board of Directors (when established), independent advisors, consultants, managers, local property inspectors and other agents employed by or on behalf of the Company;
k)	extraordinary, non-routine expenses directly connected with the acquisition, disposition, and ownership of real estate interests or other property (including the costs of eviction and exercise of all other remedies, insurance premiums, legal services, brokerage and sales commissions, maintenance, repair, and improvement);
l)	insurance as required by the Members of the Company’s Board of Directors (including Directors’ liability insurance);
m)	expenses connected with payments of dividends, or interest, or distributions in cash, or any other form made or caused to be made by the Managing Member (or the Company’s Board of Directors) to holders of securities of the Company;
n)	all expenses connected with communications to holders of securities of the Company and the other bookkeeping and clerical work necessary in maintaining relations with holders of securities, including the cost of printing and mailing certificates for securities and proxy solicitation materials and reports to holders of the Company’s securities;
o)	transfer agents’, registrars’, dividend / profit share reinvestment agents’, and indenture trustees’ fees and charges; and
p)	legal, escrow and auditing fees and other professional expenses of the Company.

ARTICLE VI
OTHER ACTIVITIES OF THE MANAGING MEMBER

6.1 Other Activities of the Managing Member. No provision in this Agreement shall prevent the Managing Member from engaging in other activities or businesses, or from acting as advisor to any other person or entity even though such person or entity has investment policies and objectives similar to those of the Company, and no provision shall prevent the Managing Member from receiving compensation for rendering advice to other investors and managing other investments, including investors and investments advised, sponsored, or organized by the Managing Member, and including joint ventures and partnerships in which the Company is a co-venturer or partner. The Managing Member shall not, however, disclose any confidential information of the Company to other persons or entities, unless such information is then public knowledge through no fault of the Managing Member, is properly provided to the Managing Member without restriction by a third party or is already in the Managing Member’s possession at the time of receipt by the Company. The Managing Member shall notify the Board of Directors of the Company of the Managing Member’s engagement in other activities or businesses which may result in the Managing Member having a conflict of interest with the Managing Member’s obligations hereunder.

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6.2 Investment Opportunities. If the Managing Member acts as an investment manager or advisor for any person or entity other than the Company or a joint venture or partnership in which the Company is a co-venturer or partner, the Managing Member shall act on a basis which is fair and reasonable to the Company and to the shareholders of the Company in selecting from among the investment opportunities that come to the attention of the Managing Member, those investment opportunities which the Managing Member offers to the Company.

6.3 No Partnership or Joint Venture. The Company and the Managing Member are not partners or joint venturers with each other and neither the terms of this Agreement nor the fact that the Company and the Managing Member have joint interests in any one or more investments shall be construed to make them such partners or joint venturers or impose any liability as such on either of them.

6.4 Independent Contractor. The Managing Member may independently from time to time negotiate or contract on behalf of the Company the services of independent service providers, including, but not limited to, accountants, auditors, appraisers and title insurance companies, in connection with the Company’s acquisition, management and sale or real estate assets.

ARTICLE VII
TERM AND TERMINATION

7.1 Term and Renewal. This Agreement shall continue for one full year after the Company has been qualified as a REIT. This Agreement may be renewed by the Company’s Board of Directors for successive one-year terms, provided that each one-year renewal term is approved by the Company’s Board of Directors based upon the factors set forth in Section 7.2. If this Agreement is renewed, Notice of Nonrenewal shall be given in writing by the Company to the Managing Member not less than sixty (60) days before the expiration of the renewal term thereof. Notwithstanding any other provision to the contrary, this Agreement may be terminated for any reason upon sixty (60) days’ written notice by the Company’s Board of Directors to the Managing Member upon a vote of a majority of the Company’s Board of Directors.

7.2 Renewal Determination. In determining whether to renew this Agreement, the Company’s Board of Directors shall review the performance of the Managing Member to determine that the provisions of this Agreement are being carried out, and shall determine that the compensation paid to the Managing Member by the Company is reasonable based on all factors which the Company’s Board of Directors deem relevant, including, but not limited to:

a)	the size of the Management Fee in relating to the size, composition and profitability of the Company’s investments;
b)	success of the Managing Member in generating opportunities that meet the Company’s investment objectives;
c)	the rate charged to similar companies by REIT managers performing similar services;
d)	additional revenues realized by the Managing Member through the Managing Member’s relationship with the Company, whether paid by the Company or by others with whom the Company does business;
e)	the quality and extent of service furnished by the Managing Member, including frequency of problem investments and competency in dealing with distress situations;

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f)	the performance of the Company’s investments, including both income and capital appreciation; and
g)	the quality of the Company’s investments in relation to the investments generated by the Managing Member for the Company’s own account.

7.3 Termination Fee. None, but may be revised by the Company’s Board of Directors if this Agreement is renewed.

ARTICLE VIII
MISCELLANEOUS

8.1 Notices. Any notice, report, or other communication required or permitted to be given hereunder shall be in writing unless some other method of giving such notice, report, or other communication is accepted by the party to whom it is given, and shall be given by being delivered at the following addresses to the parties hereto:

Mr. Michael Aminpour

Company Founder & Senior Managing Member

9461 Charleville Blvd., Suite 500

Beverly Hills, California 900212

Phone: (310) 405-9778

Email: IR@LMCapitalREIT.com

8.2 Amendments. This Agreement shall not be amended, changed, modified, terminated, or discharged in whole or in part except by an instrument in writing signed by each of the parties or their respective successors or assigns.

8.3 Successors and Assigns. This Agreement shall be binding upon the parties, their successors or assigns.

8.4 Government Law. The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of California.

8.5 Captions. The captions included in this Agreement have been inserted for ease of reference only and shall not be construed to affect the meaning, construction, or effect of this Agreement.

8.6 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes and cancels any preexisting agreements with respect to such subject matter.

8.7 Separability. If any term or provision of this Agreement or the application thereof to any person, property or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons, properties and circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

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THE “COMPANY”

LM CAPITAL REAL ESTATE INVESTMENT TRUST, LLC
A Delaware Limited Liability Company

/s/ Michael Aminpour
Name: Michael Aminpour
Title: Chairman of the Board

/s/ Daniel Aminpour, MD.
Name: Daniel Aminpour, MD
Title: Board of Directors Member

/s/ Jacob H. Zadeh, Esq.
Name: Jacob H. Zadeh, Esq.
Title: Board of Directors Member

THE “MANAGING MEMBER”

MR. MICHAEL AMINPOUR
an Individual

/s/ Michael Aminpour
Name: Michael Aminpour
Title: Managing Member

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